Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Change the Convening Method of the First Extraordinary General Meeting

for 2022 and the First H Shareholders Class Meeting for 2022

References are hereby given that the notice of the first extraordinary general meeting for 2022 and the notice of the first H shareholders class meeting for 2022 of Sinopec Shanghai Petrochemical Company Limited (the “Company”) dated 10 March 2022. The Company will convene the first extraordinary general meeting for 2022 (the “EGM”) and the first H shareholders class meeting for 2022 (the “H Shareholders Class Meeting”) at the North Building of Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Wednesday, 30 March 2022 at 2:00 p.m. and 2:30 p.m. respectively.

According to the notice issued by the Office of Shanghai Epidemic Prevention and Control Working Group, Jinshan District of Shanghai will be closed and controlled from 5:00 a.m. on 28 March 2022. In order to protect the health and safety of shareholders, proxy and other participants, and protect the legitimate rights and interests of shareholders according to law, the Company will hold the EGM and the H Shareholders Class Meeting (collectively, the “Meeting(s)”) by video conference during the prevention and control of the COVID-19 period, and the relevant notes are as follows:

1. The Meeting(s) will be held by video conference. Shareholders wishing to participate in the video conference must register via email: spc@spc.com.cn not less than 24 hours before the designated time for holding the Meetings (i.e., 2:00 p.m. on Tuesday, 29 March 2022). The Company will provide video conference access to shareholders registered to participate in the Meeting(s). Shareholders registered to participate in the video conference shall provide email address and other documents which are the same as required for the registration of the on-site meetings.

2. Shareholders who have completed the registration and identity verification will receive an email with instructions on how to participate in the video conference and the link and/or password to enter the video conference before 9 a.m. on Wednesday, 30 March 2022. Shareholders who have obtained the link and/or password of the video conference shall not share such information with others. Shareholders can access the video conference through smart phones, tablet devices or computers to watch and listen to the Meeting(s).

3. If shareholders (whether individuals or companies) wish to exercise their voting rights at the Meeting(s), they must appoint the chairman of the Meetings as proxy to attend and vote at the Meeting(s). The shareholders shall fill in the forms of proxy of the Company according to the printed instructions not less than 24 hours before the designated time for holding the Meetings (i.e., 2:00 p.m. on Tuesday, 29 March 2022) or any adjournment thereof (as the case may be), and deliver the relevant document(s) to the Hong Kong Registrars Limited, the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong).

4. Shareholders registered to participate in the video conference may submit questions related to the resolutions submitted at the Meetings. For this purpose, all questions must be emailed to spc@spc.com.cn before 2:00 p.m. on Tuesday, 29 March 2022. According to the discretion of the chairman of the Meetings on the proper conduct of the Meeting(s), questions related to the resolutions of the Meetings will be handled by the board of directors at the Meeting.

5. All non-registered shareholders may directly consult the bank, broker, custodian, proxy or HKSCC (Nominees) Limited (as the case may be) holding shares on their behalf to obtain the necessary arrangements for attending the Meetings or any adjournment thereof and voting through video conference.

If shareholders have any questions about the arrangement of the Meetings, please contact the Secretariat of the Board of the Company and the contact details are as follows:

Address: No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC

Postal code: 200540

Telephone: (86)21 5794 3143

Fax: (86)21 5794 0050

Email: spc@spc.com.cn

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary

Shanghai, the PRC, 28 March 2022

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